W. R. Grace & Co.	T	410.531.8730
7500 Grace Drive	F	410.531.4226
Columbia, MD 21044	E	hudson.la.force@grace.com
	W	grace.com

Hudson La Force III
Senior Vice President and Chief Financial Officer

August 16, 2010

Securities and Exchange Commission

Division of Corporation Finance

Attn: John Hartz, Sr. Asst. Chief Accountant

Washington, D.C.  20549-7010

Ladies and Gentlemen:

Thank you for your letter of June 30, 2010 regarding the review of the W. R. Grace & Co. (“Grace,” “we” or “our”) Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) by the Staff (the “Staff” or “you”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  Our executive team and disclosure committee have considered each of your comments and set forth below are our responses.  We appreciate the opportunity to work with you to resolve your comments and improve our disclosure.  For your convenience we have reprinted each comment in italicized text below, immediately followed by our response in normal text.

Item 10. Directors, Executive Officers and Corporate Governance, page 34

General

Comment 1

In future filings please disclose Mr. Tompkin’s employment status since January 2006.  If he is retired or self-employed, so state.  See Item 401(e)(1) of Regulation S-K.

Response 1

We will provide the requested disclosure in future filings.

Item 11. Executive Compensation, page 36

Annual Incentive Compensation, page 41

Comment 2

Please tell us and in future filings disclose the AICP target for each named executive officer.  Other than disclosure about Mr. Festa’s target, we note that for the other named executive officers your disclosure provides only a range of targets (65%-80% of respective base salary).

Response 2

We propose the following disclosure as part of our 2010 Compensation Discussion and Analysis:

2010 Annual Incentive Compensation Plan Targets

Name	AICP Target as Percent of Base Salary Actually Paid During Year (%)
A. E. Festa	100
H. La Force III	75
G. E. Poling	80
D. A. Bonham	75
M. A. Shelnitz	65

Comment 3

In future filings please disclose the actual level of target achievement or provide a reference where this information can be found in the financial statements (see page F-76 related to net cash from operating activities, and page F-78 related to the 2009 Core EBIT values).

Response 3

We will provide the requested disclosure in future filings.

Comment 4

With a view toward future disclosure, please tell us how you determined the AICP pool size to be 129% of the targeted awards.  Please ensure to discuss whether each performance target was given a particular weight in determining the size of the award pool.

Response 4

For 2009, the Compensation Committee applied the following performance measures to determine the size of the Annual Incentive Compensation Plan (AICP) incentive pool:

Core EBIT Target (in millions)	Adjusted Operating Cash Flow Targets (in millions)	Portion of AICP Incentive Pool Earned
Less than $239.8*	N/A	0%
Equal to or Greater than $239.8	Less than $300	0%
Equal to or Greater than $239.8	$300	25%
Equal to or Greater than $239.8	$400	100%
Equal to or Greater than $239.8	$540	200%

*     Eighty percent of 2008 Core EBIT of $299.7 million.

Grace’s 2009 Core EBIT as adjusted for the 2009 AICP calculation of $272.7 million exceeded the $239.8 million Core EBIT Target.  The AICP stipulates that Grace’s reported Core EBIT is adjusted for changes in core pension expense and Long Term Incentive Compensation Plans (LTIP) expense in determining Core EBIT as adjusted for AICP.

The Committee had the discretion under the terms of the 2009 AICP to adjust the performance objectives or increase or decrease the size of the 2009 AICP incentive pool.  The Committee exercised this discretion to reduce the funded amount of the AICP incentive pool by eliminating the effect of certain events (described on Page 42 of the Grace 2009 Form 10-K) that were viewed by the Committee as unrelated to the cash flow performance of management, and by increasing the Adjusted Operating Cash Flow Target for 200% funding from $500 million to $540 million to reflect the judgment of the Committee, during its mid-year performance review, regarding the difficulty of achieving the Adjusted Operating Cash Flow Targets.  Accordingly, reported Adjusted Operating Cash Flow of $446.5 million was adjusted to $440.9 million for AICP.

The actual 2009 AICP incentive pool funding amount of 129% of the aggregate of all targeted awards was determined by applying linear interpolation using Grace’s 2009 Adjusted Operating Cash Flow as adjusted for the 2009 AICP calculation of $440.9 million between the $400 million Adjusted Operating Cash Flow Target and the $540 million Adjusted Operating Cash Flow Target as specified in the table above.

Comment 5

Please tell us and in future filings disclose a materially complete description of the correlation between performance under the AICP and the payouts actually made to each of your named executive officers.  Please understand that discussion of the various items of corporate and individual performance that were considered by the committee must be accompanied by a complete qualitative and quantitative discussion of how the committee determined to award each specific form and level of compensation in 2008.  For each named executive officer state the factors that you considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Committee determined that the levels of compensation were appropriate in light of the factors considered.

Response 5

The Committee had the discretion under the terms of the 2009 AICP to increase or decrease the amount of the actual 2009 AICP payments to each executive officer from the amount generally applicable to the AICP incentive pool of 129% of target award.  The Committee exercised this discretion to adjust the 2009 AICP payments to each executive officer as follows:

Name	Total AICP Payment ($)	AICP Payment as Percent of AICP Target (%)	Basis for Committee Discretion
A. E. Festa	1,370,000	147.4

Successfully managed Grace in a very difficult economic and business environment while exceeding Grace’s cash generation and earnings targets. Exceeded expectations in managing operating plans for the company.

H. La Force III	475,000	154.5	Managed finance team in a very difficult economic and business environment while exceeding Grace’s cash generation and earnings targets; completed the ART Transaction.

G. E. Poling	600,000	170.5	Achieved 19% improvement in Grace Davison operating income in a very difficult economic and business environment; completed the ART Transaction.

D. A. Bonham	475,000	161.4	Managed Grace Construction Products through one of the worst construction industry downturns in history, exceeding performance of peer companies; exceeded cash generation targets.

M. A. Shelnitz	335,000	143.2	Managed Montana criminal case to favorable verdict for Grace and individual defendants.

Although the Committee exercised its discretion on the basis of the factors set forth in the table above, the Committee made no attempt to apply quantitative criteria to each factor to determine the specific amount payable to each executive officer.  The Committee has determined that specific objectives for the executive officers that are directly linked to compensation amounts are unnecessary because the Committee has close contact with each executive officer and is intimately familiar with his or her performance throughout each performance year.  Accordingly, the Committee exercised its discretion on the basis of the collective subjective judgment of its members regarding each executive officer’s performance.

Comment 6

On page 41 you state that one of the factors considered in determining an individual award payment under the AICP is “the individual’s personal performance.” Please explain, and to the extent applicable, in future filings disclose, how the individual performance of each named executive officer influence the compensation committee’s decision in awarding the payment amounts disclosed on top of page 43.  Please discuss each named executive officer’s personal objectives by also identifying the specific contributions made by each named executive officer and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions.

Response 6

Please see response to Comment 5.

Potential Payments Upon Termination or Change in Control, page 53

Comment 7

In future filings please disclose the individual components of the total payment amounts triggered by a termination or a change in control event.  As such, please consolidate your page 57 disclosure related to the LTIP award payments with your footnote (b) disclosure to help the investors better understand how you are deriving the amounts disclosed on page 53.  Please show us in your supplemental responses what the revisions will look like.

Response 7

We propose the following footnote (b) for the table describing potential payments upon termination or change-in-control for future filings:

(b)                                 Includes actual LTIP payments (as included in the Summary Compensation Table) and estimated LTIP payments calculated as described below under “—Termination and Change-in-Control Arrangements—Long Term Incentive Program” as follows:

Name	2008-2010 LTIP ($)	2009-2011 LTIP ($)	2010-2012 LTIP ($)	Total ($)
A. E. Festa
H. La Force III
G. E. Poling
D. A. Bonham
M. A. Shelnitz

Termination and Change in Control Arrangements, page 54

Comment 8

In future filings please revise your disclosure related to the CEO’s and the other executive officers’ severance arrangements to describe how the severance payments would be paid (i.e., as a lump sum, monthly or annually).

Response 8

We will provide the requested disclosure in future filings.

Item 15. Exhibits and Financial Statement Schedules, page 64

Comment 9

With respect to Exhibit 4.4, please correct the date in future filings to reflect that the Form 10-Q was filed on August 13, 1999.

Response 9

We will comply with this comment in future filings.

Comment 10

In future filings, please ensure that each exhibit, including Exhibits 12, 31.(i).1 and 31.(i).2, is filed as a separate exhibit on EDGAR.

Response 10

We will ensure that each exhibit is filed as a separate exhibit on Edgar in future filings.

MD&A

Adjusted Operating Cash Flow, page F-75

Comment 11

We note that you use a non-GAAP measure you identify as “Adjusted Operating Cash Flow” to evaluate the performance of your business.  Given that operating cash flow is widely understood to be a liquidity measure, there is concern that investors may not fully understand your basis for characterizing “Adjusted Operating Cash Flow” as a performance measure.  If you maintain this measure as a performance measure, please prospectively change the title of this measure  to avoid any undue confusion.  Please comply with this comment in all future filings.

Response 11

To avoid any confusion regarding our use of Adjusted Operating Cash Flow as a performance measure, we have expanded our discussion of how and why we use Adjusted Operating Cash Flow as a performance measure and we have increased the prominence and frequency of the “performance measure” label in the portions of MD&A where we discuss Adjusted Operating Cash Flow.

For your convenience, following is a summary of the changes we made in our Quarterly Report on Form 10-Q filed on August 5, 2010:

Page 51.  In the first paragraph of MD&A, we added a cross reference to the Analysis of Operations where we discuss the definition of Adjusted Operating Cash Flow and its use as a performance measure.

Page 51.  We re-labeled our results summary and clarified in the first sentence that this is a summary of our performance measures.  We have also deleted any reference to liquidity measures from the summary.

Pages 53-54.  The opening paragraphs of the Analysis of Operations section of our MD&A define our non-GAAP performance measures and describe how we use them.  We expanded this discussion to clarify the use of Adjusted Operating Cash Flow as a performance measure.  Following is a copy of the added discussion:

“We use Adjusted EBIT and Adjusted Operating Cash Flow as performance measures in significant business decisions and in determining certain incentive compensation. We use Adjusted EBIT as a performance measure because it provides improved period-to-period comparability for decision making and compensation purposes, and because it better measures the ongoing earnings results of our strategic and operating decisions by excluding the earnings effects of Chapter 11- and asbestos- related costs, net, and any restructuring or divestment activities. Similarly, we use Adjusted Operating Cash Flow as a performance measure because it provides improved period-to-period comparability for decision making and compensation purposes and because it better measures the ongoing cash flow results of our strategic and operating decisions by excluding the cash flow effects of income taxes, defined benefit pension arrangements, Chapter 11- and asbestos- related costs, net, and any restructuring or divestment activities. These excluded items are generally managed at the corporate level rather than the operating segment or business unit level or are not materially affected by day-to-day operating decisions. Adjusted Operating Cash Flow is an important performance measure for us because it measures the effectiveness of our businesses in generating cash to finance current and future growth investments, our significant underfunded pension liabilities, and our asbestos-related liabilities.”

Page 55-57.  In the Analysis of Operations table, we added additional titles labeling and demarcating our profitability and cash flow performance measures.

Critical Accounting Estimates, page F-100

Comment 12

To the extent applicable, please revise your disclosures in future filings to quantify and discuss the potential impact of changes in critical accounting estimates on your financial statements.  For example, please revise your disclosures related to pension and other post-retirement benefits expenses and liabilities to quantify and discuss the impact of changes in significant assumptions, including discount rates and the rate of return on plan assets.  Also, please revise your disclosures related to income taxes to quantify and discuss the positive and negative evidence you identified in determining your tax valuation allowance, as well as the amount of taxable income required to be generated to fully realize your deferred tax assets.

Response 12

We will provide the requested disclosure in future filings.

Notes to the Consolidated Financial Statements

1. Basis for presentation…revenue recognition, page F-11

Comment 13

Please tell us, and clarify in future filings, when risk of loss and title transfer to your customers.

Response 13

We will modify our revenue recognition disclosure in future filings as proposed below to clarify when risk of loss and title transfer to our customers:

“Revenue Recognition  Grace recognizes revenue when all of the following criteria are satisfied: risk of loss and title transfer to the customer; the price is fixed and determinable; persuasive evidence of a sales arrangement exists; and collectability is reasonably assured. Risk of loss and title transfers to customers based on individual contractual terms which generally specify the point of shipment.

Terms of delivery are generally included in customer contracts of sale, order confirmation documents and invoices.

Certain customer arrangements include conditions for volume rebates. Grace accrues a rebate allowance and reduces recorded sales for anticipated selling price adjustments at the time of sale. Grace regularly reviews rebate accruals based on actual and anticipated sales patterns.”

As requested by the Staff in the Comment Letter, we hereby affirm that:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (410) 531-8730 or Mr. William Dockman, Grace’s Vice President Finance and Controller, at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ HUDSON LA FORCE III
Hudson La Force III
Senior Vice President and Chief Financial Officer

Date: August 16, 2010